Schedule 13D-A
    Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a)
                  and Amendments Thereto Filed Pursuant to Rule
                                    13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             American River Holdings
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                    029326105
                                 ---------------
                                 (CUSIP Number)

       Mitchell A. Derenzo, 1545 River Park Dr. #107, Sacramento, CA 95815
                                  916-231-6123
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029326105                   13D                  Page  1  of  2  pages
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

Roger J. Taylor, D.D.S.
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
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(3) SEC Use Only
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(4) Source of Funds (See Instructions)

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
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(6) Citizenship or Place of Organization:  U.S.A.

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Number of              (7) Sole Voting Power:  102,037
Shares
Beneficially           ---------------------------------------------------------
Owned                  (8) Shared Voting Power: 0
by
Each                   ---------------------------------------------------------
Reporting              (9) Sole Dispositive Power: 102,037
Person
With                   ---------------------------------------------------------
                       (10) Shared Dispositive Power: 0

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(11)Aggregate Amount Beneficially Owned by Each Reporting Person: 102,037

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(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
    (See Instructions)
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(13)Percent of Class Represented by Amount in Row (11):  4.2%

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(14)Type of Reporting Person (See Instructions):  IN

CUSIP No. 029326105                   13D                  Page  2  of  2  pages


                         Amendment No. 1 to Schedule 13D

         The Reporting Person, Roger J Taylor, D.D.S., hereby amends and supplements the Schedule 13D filed on October 2, 2000 with regards to American River Holdings (the "Issuer") as a result of an expiration of General Proxies between Dr. Taylor and Gary W. Taylor, Robert P. Taylor and Frederick S. Taylor. The General Proxies expired on December 31, 2000, and as a result, Dr Taylor's beneficial ownership percentage in the Issuer decreased to an amount less than 5%.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        June 7, 2001
                                                --------------------------------
                                                              (Date)

                                                /s/ Roger J. Taylor, D.D.S.
                                                --------------------------------
                                                          (Signature)

                                                     Roger J. Taylor, D.D.S.
                                                --------------------------------
                                                             (Name)